02030639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 1-9-2002
1-00655

March 14, 2002

Patricia J. Martin
Deputy General Counsel and Secretary
Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039

Act	1934
Section	
Rule	14A-8
Public Availability	3/14/2002

Re: Maytag Corporation
Incoming letter dated January 9, 2002

Dear Ms. Martin:

This is in response to your letters dated January 9, 2002, February 5, 2002 and February 6, 2002 concerning the shareholder proposal submitted to Maytag by Nick Rossi. We also have received letters on the proponent's behalf dated January 25, 2002 and March 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
APR 16 2002
THOMSON FINANCIAL P

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Nick Rossi
P.O. Box 249
Boonville, CA 95415

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

DIRECT DIAL: (212) 403-1234
DIRECT FAX: (212) 403-2234
E-MAIL: AOEMMERICH@WLRK.COM

January 3, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation ("Raytheon" or the "Company") has received a stockholder proposal (the "Proposal," attached as Exhibit A) from Raytheon stockholder John Chevedden, co-sponsored by Raytheon stockholder William Steiner (collectively, the "Proponent"), that the Proponent wishes to have included in Raytheon's proxy statement (the "Proxy Statement") for its 2001 annual meeting of stockholders.

The Proposal and its supporting statement do not satisfy certain of the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Raytheon intends to omit both the Proposal and the supporting statement because they contain misleading and/or vague statements in violation of Rule 14a-8(i)(3) and for the other reasons set forth below. Accordingly, on behalf of Raytheon, we hereby submit this statement of reasons for exclusion of the Proposal and its supporting statement from the Proxy Statement, for filing pursuant to 14a-8(j), and hereby request that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposal and its supporting statement from the Proxy Statement. Pursuant to Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal, which includes a supporting statement from the Proponent. In addition, pursuant to Rule 14a-8(j)(1), Raytheon has notified the Proponent of its intention to omit the Proposal from the Proxy Statement and has provided to the Proponent a copy of this submission.

The Proposal reads as follows:

RESOLVED:

Elect Each Director Annually
This Topic won 58% and 66% of the yes-no vote at the Raytheon 2000 and 2001 shareholder meetings
Shareholders recommend that our board adopt the necessary rules to Elect Each Director Annually as am established policy. (Unexpired terms of directors not affected.)

Rule 14a-8(i)(3) permits the omission of a stockholder proposal "[i]f the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." The Company believes that the Proposal and its supporting statement violate Rule 14a-9 in a number of significant respects and that the Proposal's supporting statement may therefore be omitted under Rule 14a-8(i)(3). In prior no-action letters, the Staff has found it proper to omit certain stockholder proposals pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Philadelphia Electric Co.* (available July 30, 1992). The Proponent is well aware of the requirements of Rule 14a-8(i)(3), as the Staff has repeatedly found it proper to omit a number of previous proposals and statements of the Proponent based on this rule. See e.g. *Honeywell International Inc.* (available October 26, 2001); *APW Ltd.* (available October 17, 2001); *Electronic Data Systems Corporation* (available September 28, 2001); *General Motors Corporation* (available April 10, 2000); *The Home Depot, Inc.* (available April 4, 2000); *Electronic Data Systems Corporation* (available March 24, 2000); *The Boeing Company* (available March 6, 2000); *Honeywell International Inc.* (available March 2, 2000); *Sempra Energy* (available February 29, 2000); *Caterpillar Inc.* (available January 13, 2000); *Raytheon Company* (March 9, 1999); and *The Boeing Company* (available February 23, 1999). Moreover, we believe that this Proposal and supporting statement "will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules" and accordingly we recommend that the Staff "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001).

The Proposal.

The text of the Proposal reads as follows, "Elect Each Director Annually. This Topic won 58% and 66% of the yes-no vote at the Raytheon 2000 and 2001 shareholder meetings." There a number of infirmities with this Proposal, however, which would make it impossible for Raytheon's stockholders to determine with any reasonable certainty exactly what actions or measures the Proposal requires. In particular:

A. The Proposal is false and misleading as it asserts that the "topic" won "66% of the yes-no vote" in 2001 and 58% of the yes-no vote in 2000. It is not clear what the Proponent is referring to when he tabulates the "yes-no vote." At the time of each vote, the Company's charter had two classes of common stock, which voted separately on stockholder proposals. As reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, a similar (although not by any measure identical proposal) proposal received the following vote "Class A vote was 30,443,727 for and 28,107,734 against, with 848,574 abstentions. The Class B vote was 96,451,357 for and 34,936,166 against, with 2,130,006 abstentions." If by yes-no vote the Proponent is referring the ratio of the votes for to votes against without counting abstentions, then the proposal received 52% of the Class A vote and 73% of the Class B vote. Similarly, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, a similar (although not by any measure identical proposal) proposal received the following vote "Class A vote was 34,444,395 for and 24,463,998 against, with 716,885 abstentions and 14,219,457 broker non-votes. The Class B vote was 77,696,020 for and 59,359,250 against, with 2,349,580 abstentions and 29,045,227 broker non-votes." If by yes-no vote the Proponent is referring the ratio of the votes for to votes against without counting abstentions and broker non-votes, then the proposal received 58% of the Class A vote and 57% of the Class B vote. The Proponent's use of the term yes-no vote is misleading, both in terms of its lack of specificity and also if (as we are assuming) it refers to the percentage of votes in favor to votes against, because it ignores the effect of abstentions and non-votes. To amend the Company's charter, as it is assumed the Proponent was seeking to do, a majority of the outstanding shares of each class was required, by reporting an artificially higher percentage, the Proponent is attempting to mislead stockholders into believing that there is more support that there actually is. Moreover, as shown above, the Proponent's number does not match that reported by the Company, without further support, this number is false and misleading.

The Supporting Statement.

The Proposal's supporting statement asserts, without support, that "Level of director responsibility is closely related to financial performance . . . We believe the level of responsibility that company governance procedures encourage are closely related to financial performance. Independent analysts state that when directors are responsible for their actions yearly, they and the company perform better." The Proponent provides no support for any of these statements, and misleads stockholders by citing to unnamed "independent analysts". The following paragraph is another unsupported misleading series of statements of the Proponent's opinion, it reads, "[t]hree-years without an election insulates directors from immediate challenge. I believe that requiring all directors to stand for election each year is one of the best ways to hold the board and individual directors responsible and motivated." Again, the Proponent has failed to prove any of the numerous assertions in these sentences and maligns the Company's directors by stating without support that these directors are neither challenged, responsible or motivated.

The supporting statement follows these conjectures with the sentence that "The need for greater accountability is highlighted in recent reports which build on a previous pattern of poor performance and high levels of executive pay." The Company takes issues with the contention that its performance has been poor, its executive pay has been high, that recent reports have shown this to be the case, and that as a result "greater accountability" is needed.

Moreover, the Proponent purports to support his false and misleading statements by a series of seven "quotes," each of which in their own right is false and misleading. The first purports to be a quote from *The Wall Street Journal*, Nov. 9, 2001, to the effect that "Raytheon is trying to turn its business around after several years of financial and management setbacks. The company still faces problems with its commercial-aircraft unit." The full quotation is ". . . Though the company still faces problems with its commercial-aircraft unit, resolving this issue removes another question mark over the company's future." By omitting the second clause, the Proponent distorts the meaning of the quotation and turns a positive sentence into an indictment of the Company's performance. Moreover, the Proponent neglects to mention that the sentence is excerpted from a positive article reporting on Raytheon's progress in resolving a dispute with a purchaser of one of its business units.

Proponent next asserts that "Our CEO Mr. Burnham received $5 million in stock in 2000 in addition to options for 629,000" shares. This is a false and misleading statement. As reported in the Company's definitive proxy statement, Mr. Burnham received a grant of restricted stock units. By omitting any references to the significant restrictions on the grant, the Proponent misleads the reader by artificially inflating the value of the compensation package. Similarly in the 7th "quote the Proponent asserts with reference to *The Wall Street Journal* of March 31, 1999, that "Raytheon CEO Daniel Burnham gets $20 million in stock." However the Proponent omitted several words and by doing so materially changed the Wall Street Journal's summary of Mr. Burnham's compensation package. In each place the article mentions stock, it also uses the word "restricted." By omitting any references to the significant restrictions on the grant, the Proponent misleads the reader by artificially inflating the value of the compensation package. It is also misleading for the Proponent to suggest that a vote for the Proposal will have any impact on the amount or nature of Mr. Burnham's compensation package. Moreover, the Proponent used this identical "quote" in a substantially similar proposal submitted last year, and the Staff concluded it was false and misleading and must be struck from the statement. See *Raytheon* (available February 26, 2001).

The Proponent has a history of selectively quoting out-dated Value Line publications, and has been admonished by the Staff for doing so. See e.g. *Raytheon* (available February 26, 2001). This Proposal is no exception, as Proponent states "40% Drop is a Shareholder Loss of Over $4 Billion" citing to Value Line June 30, 2000. Since then Value Line has regularly updated its publications concerning the Company, most recently on September 28, 2001, when the editors noted that "the Company's operations should continue to perform well in 2002 . . . . These shares look good for year-ahead relative price action."

The seventh and final "quotation" – purportedly from the May 31, 1999 issue of Aviation Week – that "Raytheon has the dubious distinction of posting some of the lowest scores in key performance measures in *Aviation Week's* Competitive Index" has previously been determined to be false and misleading by the Staff. See *Raytheon* (available February 26, 2001). As described to the Staff in response to a prior proposal, the line is materially misleading in that the overall point of the article is to note the positive developments at Raytheon. In fact the quoted line is used to provide a benchmark for the author's conclusions as to expected positive future changes at Raytheon. For example, the article goes on to say that "Raytheon's performance profile is apt to begin changing significantly," and that "Restructuring and consolidation are ahead of plan". The article quotes a Morgan Stanley Dean Witter analyst as saying "'all in all, Raytheon appears to be headed down the right path.'" It is difficult to see how a stockholder could not be misled by this "quotation," which illustrates the exact opposite conclusion of the article. In addition, this statement suffers from the same deficiencies as the previous statement, namely that it is dated information that is no longer accurate, and as such is misleading. According to a more recent Aviation Week survey, Raytheon's rank improved to 15 out of 20. See *Aviation Week* (July 10, 2000).

Finally, the supporting statement states that "In 2001 this proposal topic again succeeded in overcoming the challenge of our management hiring a $269-million law firm to prevent shareholders from voting on this resolution." This is a false and misleading statement. Companies routinely engage outside counsel for assistance with the "no action process" particularly with respect to stockholder proposals submitted under Rule 14a-8. In fact, the principal result of Mr. Chevedden's activity has been to prompt an annual barrage of correspondence between Mr. Chevedden and the various corporations in which he holds stock, with the Staff as the unfortunate recipient of letters which could fill several volumes. To imply that Raytheon is not interested in the preference of its stockholders is false and misleading. In fact, Raytheon is highly interested in its stockholders' preferences. However, Raytheon believes, along with many other corporations, that Mr. Chevedden abuses the proxy machinery, repeatedly submitting improper proposals for inclusion in proxy statements, despite repeated instructions from the Staff as to proper matters for consideration and for stockholder review.

We respectfully request that the Staff take notice of the Proponent's willful and repeated disregard of the Staff's guidance and persistence in putting forth false and misleading statements. The Proposal is a particularly egregious example of the Proponent's practices, as he has blatantly ignored the wishes of the Staff and put forth identical statements to those previously found by the Staff to be false and misleading. The Staff's instructions to Proponent to omit these statements have apparently had no effect, accordingly we feel that the Proposal will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules. For the foregoing reasons, Raytheon believes that the Proposal and its supporting statement are both false and misleading, painting Raytheon in an inaccurate and materially misleading manner, and therefore intends to omit the Proposal and the supporting statement on this basis, and hereby request that the Staff confirm that it will not recommend enforcement action against Raytheon should Raytheon omit the Proposal and its supporting statement from the Proxy Statement.

* * *

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 403-1234 or David Shapiro of this office at (212) 403-1314, or Jack Kapples, Vice President and Secretary, Raytheon Company at (781) 860-2103 or Jane Freedman, Counsel, Raytheon Company at (781) 860-2668. If the Staff does not agree with the conclusions set forth herein, please contact me, David Shapiro, Jack Kapples or Jane Freedman before you issue any formal written response.

Very truly yours,

Adam O. Emmerich

/sl
Attachment

cc: John Chevedden
William Steiner

Exhibit A

In response to the company request
Broker verification included
November 25, 2001

---

3 – Elect Each Director Annually

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This topic won 56% and 66% of the yes-no vote at the Raytheon 2000 and 2001 shareholder meetings

William Steiner, 4 Radcliff Drive, Great Neck, NY 11024 submits this proposal.

Raytheon shareholders recommend that our board implement the necessary rules to Elect Each Director Annually as an established policy. (Unexpired terms of directors not affected.)

Level of director responsibility is closely related to financial performance

We believe the level of responsibility that company governance procedures encourage are closely related to financial performance. Independent analysts state that when directors are responsible for their actions yearly, they and the company perform better.

Three-years without an election insulates directors from immediate challenge

I believe that requiring all directors to stand for election each year is one of the best ways to hold the board and individual directors responsible and motivated.

The need for greater accountability is highlighted in reports which show a pattern of poor performance and high executive pay:

1) Raytheon is trying to turn its business around after years of financial and management setbacks – the commercial-aircraft unit is still a problem.
Wall Street Journal Nov. 9, 2001

2) Our CEO Mr. Burnham received $5 million in stock in 2000 plus options for 629,000 shares.

3) Our management presented a 2001 stock option plan for shareholder approval that results in a total potential stock dilution of 22% vs. 13% for S&P 500 companies.

4) Raytheon ranks dead last in asset utilization.
Aviation Week May 21, 2001

5) The 40% stock price drop is a shareholder loss of over $4 billion.
Value Line June 30, 2000

6) Raytheon has the dubious distinction of posting some of the lowest key scores in *Aviation Week's* Competitive Index.
Aviation Week May 31, 1999

7) Raytheon CEO Daniel Burnham gets $20 million in stock.
Wall Street Journal March 31, 1999

Keep open the opportunity for profitable offers for our stock

Three-years between election for each director, added to Raytheon's poison pill, combine to create an oversight void that can allow management resistance to profitable offers for our stock.

Unfounded objection by our management

I believe our management is unfounded in claiming that annual election of each director could leave us without experienced directors. In the unlikely event that all directors are replaced, this would express dissatisfaction with the incumbents and reflect the need for change.

Our management claimed that it reviewed this proposal topic in 2000 and 2001. However there was no evidence that our management conducted new research or consulted independent experts who support this topic. In 2001 this proposal topic again succeeded in overcoming the challenge of our management. Management hired a $269-million law firm to exclude shareholders from even voting again on this topic after it won consecutive annual shareholder support of 56% and 66%.

In the interest of shareholder value vote yes:

Elect Each Director Annually

YES ON 3

Text above the first line and below the second line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

Text in parenthesis "( )" intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 1, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Response to Company No Action Request
Three Established Corporate Governance Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to the Raytheon Company (RTN) no action request.
This is in addition to the three January 11, 2002 investor party letters.
This also responds to the cursory company summary letter of January 29, 2002 that adds nothing new after the presentation of 46 rebuttal points in 3 investor letters dated January 11, 2002.
It is believed that RTN must meet the burden of proof under rule 14a-8.

1) The company does explain whether its January 29, 2002 letter contradicts good faith.
2) For example the company says the three proposals have not been amended in January 2002.
3) It is believed that the company is fully aware that it can reject proposals amended at this time.
4) Thus this response appears to be a shareholder baiting statement to induce the submittal of text that would be:
(a) Company rejected
and
(b) Then be cited as evidence that the investor party concluded with the biased company opinion.
5) The company also appears to use this statement to take credit for being a stuffed-shirt, self-righteous and unbiased interpreter of rule 14a-8.

6) With the burden of proof on the company, the one company word that stands out is "believe." [page 1, second line from the bottom.]
7) With the burden of proof the January 29, 2002 letter is not so much as accompanied with an illustration or explanation – only a belief
8) The company has nothing new to offer in response to 46 challenges in 3 letters regarding company burden of proof.
9) In a 39-page package that takes credit for no "additional burden" on the Staff, there is not even one line of new material evidence

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 11, 2002

Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
William Steiner Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the Raytheon Company (RTN) no action request (NAR). It is believed that RTN must meet the burden of proof standard under rule 14a-8.

The following may be weaknesses in the company attempt to meet the company burden of proof standard. Certain of the following points could lead to questions of whether there are "infirmities" in the company reasoning process.

1) Company Fallacy:
In a 500-word format a technical analysis of numerous 8-digiit statistics has rightful priority over summary information that is publicly available.
2) Red Herring:
In other words in a 500-word format investors should focus on a technical analysis of numerous 8-digiit statistics and leave the key corporate governance oversight to the company "professionals."
3) Missing link:
The company omits a cite to any publication that has been ordered to discontinue publishing yes-no proxy vote results.
4) Misplaced Company Commitment:
The company commitment to keep publicly available summary information from its investors seems inconsistent with its claim "The company is extremely interested in the views of its stockholders."
5) Misleading Company Investment Advice Potential:
Investors are directed to be focused on a technical analysis of numerous 8-digiit statistics in preference to wider issues of company policy and its impact on performance.
6) An inspector of elections type detailed analysis of numbers would seem to be an ordinary business matter. Shareholder are rightfully focussed on publicly available information on the

marginof vote. This is in clearcontrast to a detailedanalysis performed by a company employee in the course of ordinary business.

7) Company Fallacy:

It is impermissible for an investor proposal to discuss a beliefunless the belief is accompanied with a supporting statement, accordingto rule 14a-8 interpretation.

8) Company Fallacy:

An investor discussion of a belief is excludable when not accompanied by a supporting statement.

9) And then could it be argued:

An investors beliefcould be excludedby a critique of the beliefas a belief based on a narrow perspective.

10) Company self-impugn:

The board is stumped by 500-words on the same topic that it has seen for several consecutive years.

11) Company self-impugn:

The company implicitly claims to be unable to find experiencedcorporate governanceadvice to explaina 500-word established topic proposal.

12) Appeal to Pity:

When a $10 billioncompany is unable to find qualifiedcorporate governanceadvice to explain a 500-word establishedtopic proposal, the company should be excused.

13) Company Fallacy:

When an investor believes directors should be motivated this is to be treated the same as an investor maligning(speak evil of) the directors accordingto rule 14a-8 interpretation.

14) In other words:

If an investor believesdirectors should be motivated, the investor must be prepared to prove that he has <u>not</u> "maligned"(spoken evil of) the directors.

15) Company omission:

The company leaves it to conjecture whether it has discovered since 1999 whether *The Wall StreetJournal* printed a clarificationof the "$20 million"statistic the company wishes to exclude from investors.

16) Company Fallacy:

Any information an investor uses from business information sources must include a statement that company managementconsiders the information favorableoverall. In addition to meeting the 500-word limit

17) Missing link:

The company announces that it "takes issues" with reports of poor performance and high pay. Yet the company provides no evidencethat, even if certain performance and pay figures were 50% less negative, it would be conclusive that the company had good performance and a moderatetop pay structure.

18) Company Fallacy:

Information on the performanceprofile of the current managementand directors during the most recent 3-year period is clearly outdated and must be withheld from investors under rule 14a-8 interpretation.

19) Company Fallacy:

Information from business sources, that highlightcompany issues needing improvement, must be excluded from investors when the information includes a prediction that the company will improve at some future point.

20) Double Standard:

In soap-box fashion the company lectures an investor and then does not explain why the company recycles numerous failed arguments each year in its no action requests.

21) Double Standard:

The company appears to claim that it never had a rule 14a-8 request rejected.

22) Claim contrary to evidence:

The fact that the company repeatedly attempts total exclusion on established proposal topics, that win majority yes-no votes, does not support that the company is interested in the "preference of its stockholders."

23) Company Fallacy:

The company claims that a statement is false because, although true, it is routine at the company.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
Shareholder
cc: RTN
WilliamSteiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

March 5, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
William Steiner Proposal

Ladies and Gentlemen:

This is submitted to further support the January 11, 2002 and February 1, 2002 responses to the company no action letter.

The March 1, 2002 company opposing text to this proposal illustrates the double standard that the company promotes for company text and undermines the company critique of shareholder text. After a rigorous critique of shareholder text the company may have forsaken reasonable standards of accuracy and support in its own text.

In other words the company seems to preach strict regulatory enforcement for shareholder text while practicing a lose standard for company text.

Thus it is possible that the company will issue a false and/or misleading definitive proxy. The following changes are believed needed in the company opposing text to be consistent with rule 14a-8 and 14-9.

Elect Each Director Annually
======================

Paragraph 1
• Current company election system approved in 1985 and again
Irrelevant
The earlier approvals were not a one-topic unbundled proposal equivalent to this proposal.

Paragraph 2
• The same proponent
Misleading and unprofessional
Shareholder issues are best decided based on the merits, not on personalities
• Each year the board has evaluated the changes
Unsupported

Absolutely no evidence of an unbiased review
Absolutely no evidence of more than a casual review

Paragraph 3
• Directors are better positioned to make decisions
This is not correct in every potential case
Directors can have conflicts that can negatively impact their decisions

Paragraph 5
• Accountability believed the same with one-year or 3-year terms
Unsupported
This needs support since it seems contrary to conventional wisdom

Paragraph 6
• Directors provide shareholders with the best value
This may not be correct in every potential takeover case
Directors can have conflicts that interfere
Unsupported – the company does not disclose or make any claim on the lawsuit record of company directors

The above is added to the text submitted on January 11, 2002 which follows and has minor changes

This is respectfully submitted in response to the Raytheon Company (RTN) no action request (NAR). *It is believed that RTN must meet the burden of proof standard under rule 14a-8.*

The following may be weaknesses in the company attempt to meet the company burden of proof standard. Certain of the following points could lead to questions of whether there are "infirmities" in the company reasoning process.

1) Company Fallacy:
In a 500-word format a technical analysis of numerous 8-digiit statistics has rightful priority over summary information that is publicly available.
2) Red Herring:
In other words, in a 500-word format investors should focus on a technical analysis of numerous 8-digiit statistics and leave the key corporate governance oversight to the company "professionals."
3) Missing link:
The company omits a cite to any publication that has been ordered by regulators to discontinue publishing yes-no proxy vote results.

4) Misplaced Company Commitment:
The company commitment to keep publicly available summary information from its investors seems inconsistent with its claim "The company is extremely interested in the views of its stockholders."
5) Misleading Company Investment Advice Potential:

Investors are directed to be focused on a technical analysis of numerous 8-digiit statistics in preference to wider issues of company policy and its impact on performance.
6) An inspector of elections type detailed analysis of numbers would seem to be an ordinary business matter. Shareholder are rightfully focussed on publicly available information on the marginof vote. This is in clearcontrast to a detailedanalysis performed by a company employee in the course of ordinary business.

7) Company Fallacy:
It is impermissible for an investor proposal to discuss a belief unless the belief is accompanied with a supporting statement, accordingto rule 14a-8 interpretation.
8) Company Fallacy:
An investor discussion of a belief is excludable when not accompanied by a supporting statement.
9) And then could it be argued:
An investors belief could be excluded by a critique of the belief as a belief based on a narrow perspective.

10) Company self-impugn:
The board is stumped by 500-words on the same topic that it has seen for several consecutive years.
11) Company self-impugn:
The company implicitly claims to be unable to find experienced corporate governance advice to explain a 500-word established topic proposal.
12) Appeal to Pity:
When a $10 billion company is unable to find qualified corporate governance advice to explain a 500-word established topic proposal, the company should be excused.

13) Company Fallacy:
When an investor believes directors should be motivated this is to be treated the same as an investor maligning(speak evil of) the directors accordingto rule 14a-8 interpretation.
14) In other words:
If an investor believes directors should be motivated, the investor must be prepared to prove that he has <u>not</u> "maligned"(spoken evil of) the directors.
15) Company omission:
The company leaves it to conjecture whether it has discovered since 1999 whether *The Wall Street Journal* printed a clarificationof the "$20 million"statistic the company wishes to exclude from investors. Yet the company wants to include 1985 information on a bundled proposal and omit that it was a bundled proposal.

16) Company Fallacy:
Any information an investor uses from business information sources must include a statement that company managementconsiders the information favorable overall. In addition to meeting the 500-word limit
17) Missing link:
The company announces that it "takes issues" with reports of poor performance and high pay. Yet the company provides no evidence that, even if certain performance and pay figures were 50% less negative, it would be conclusive that the company had good performance and a moderate top pay structure.
18) Company Fallacy:

Information on the performance profile of the current management and directors during the most recent 3-year period is clearly outdated and must be withheld from investors under rule 14a-8 interpretation. Yet the company wants to include 1985 information on a bundled proposal and omit that it was a bundled proposal.

19) Company Fallacy:
Information from business sources, that highlight company issues needing improvement, must be excluded from investors when the information includes a prediction that the company will improve at some future point.
20) Double Standard:
In soap-box fashion the company lectures an investor and then does not explain why the company recycles numerous failed arguments each year in its no action requests.
21) Double Standard:
The company appears to claim that it never had a rule 14a-8 request rejected.

22) Claim contrary to evidence:
The company repeated attempts total exclusion of established proposal topics that win majority yes-no votes. This conduct fails to support that the company is interested in the "preference of its stockholders."
23) Company Fallacy:
The company claims that a statement is false because, although true, it is routine at the company.

Sincerely,

John Chevedden
Shareholder
cc: RTN
William Steiner

In the interest of shareholder value vote yes:
Elect Each Director Annually
YES ON 3

Your Directors recommend a vote AGAINST this proposal.

1 The company's current system of electing directors by classes was originally approved by Raytheon shareholders in 1985 and approved again in connection with the acquisition of the defense business of Hughes Electronics Corporation. Under this method, as provided in the company's Restated Certificate of Incorporation and By-laws, approximately one-third of the directors are elected annually by the shareholders.

2 The same proponent, on his own behalf or as representative of another shareholder, has presented a proposal to eliminate the classified Board in each of the last four years. Each year, the Board of Directors has evaluated the changes requested by this proposal. The Board has recently reviewed the issues raised in the proposal again and, for the reasons indicated below, continues to believe that the classified Board best serves the company and its shareholders.

3 With the classified Board, the likelihood of continuity and stability in the Board's business strategies and policies is enhanced since generally two-thirds of the directors at all times will have had prior experience and familiarity with the business and affairs of the company. This enables the directors to build on past experience and plan for a reasonable period into the future. Directors who have experience with the company and knowledge about its business are a valuable resource and are better positioned to make the fundamental decisions that are best for the company and its shareholders.

4 The Board believes that electing directors to staggered terms enhances long-term strategic planning. We believe that the Board continuity made possible by the classified structure is essential to the proper oversight of the company due to is high-technology products and programs that require major investments to be made over the long term. The classified board structure helps to ensure responsible, knowledgeable representation of the long-term interests of the company and its shareholders. The annual election of one-third of the Board also helps to prevent abrupt changes in corporate policies, based on misplaced short-term objectives that might result if the entire Board were elected each year. We also believe that a staggered board enhances the independence of non-management directors by providing them with a longer assured term of office. The existence of three-year terms for directors also assists the company in attracting director candidates who are willing to make a longer-term commitment to the company.

5 The Board believes that directors elected to a classified Board are no less accountable to shareholders than they would be if all directors were elected annually. Since one-third of the directors must stand for election each year, the shareholders have the opportunity annually to vote against management. Further, the Board is held to a certain standard of accountability by performance of its fiduciary duties and legal obligations under Delaware law. The Board addresses many important issues during the year and it disagrees with any suggestion that its attention to these issues is in any way affected by the timing of elections.

6 In addition, our classified Board structure provides the additional benefit of reducing the likelihood of a sudden, unsolicited and possibly disadvantageous takeover of the company without prior discussions with the Board. If a hostile acquirer cannot circumvent negotiations with the Board, the Board has the ability to evaluate potential takeover offers, seek alternatives to unacceptable proposals and negotiate to achieve the best possible outcome for shareholders. While the classified Board does not preclude a successful takeover offer, the Board of Directors believes that it enhances the Board's ability to negotiate favorable terms and thereby provide shareholders with the best value in the event the shareholders decide that such a takeover is beneficial.

7 Finally, adoption of this proposal would not automatically result in the elimination of the classified Board. Further action by shareholders is required to amend the Certificate of Incorporation and By-laws. In order to amend these documents, a majority vote of the outstanding shares of common stock would be required. Furthermore, under Delaware law, the Certificate of Incorporation can only be amended following a recommendation of the Board of Directors prior to submission to shareholders. While the Board, consistent with its fiduciary duties, would consider such an amendment, for the foregoing reasons the Board does not currently believe that such an amendment would be in the best interest of the company or its shareholders.

The Board of Directors recommends that stockholders vote AGAINST the adoption of this proposal. Proxies solicited by the Board of Directors will be so voted unless stockholders otherwise specify in their proxies.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Maytag Corporation
Incoming letter dated January 9, 2002

The proposal relates to reinstating simple majority voting on all matters that are submitted to shareholder vote.

We are unable to concur in your view that Maytag may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the phrase that begins "to thousands . . ." and ends " . . . was complete";
- delete the statement that begins "The position that . . ." and ends " . . . the company treasury";
- recast the statement that begins "By not adopting . . ." and ends " . . . of the company" as the proponent's opinion;
- revise the statement that begins "A respected survey . . ." and ends ". . . Wall Street Journal" to provide a date of publication for the referenced source;
- provide factual support in the form of a citation to a specific source for "Super-majority requirements generally lock in rules that harm shareholders";
- revise the statement that begins "Many institutional shareholders . . ." and ends ". . . with poison pills" to specifically identify the institutional investors and provide a citation to a specific source; and

- delete the statements that begin "Cumulative voting not allowed . . . " and end " . . . after it has been cast."

Accordingly, unless the proponent provides Maytag with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Maytag omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor